Item 30. Exhibit (d) iii.

Accidental Death Benefit Rider

This rider provides an accidental death benefit on the life of the Insured. We discuss this benefit, and the rules that apply to it, in the provisions that follow.

Rider Benefit	The benefit provided by this rider is a death benefit for the accidental death of the Insured. We will pay this death benefit if all the conditions of this rider are met and none of the exclusions discussed below apply. Any amount due under this rider will be added to the death benefit provided by this policy.

Amount Of Benefit

The amount of benefit for this rider is shown on the Schedule Page.

We will double the benefit for this rider if death was the result of injury received while the Insured:

•      Was a passenger in or on a public conveyance; and

•      That conveyance was being operated by a common carrier to transport passengers for hire.

The word “passenger” does not include the operator or any crew member of the public conveyance. It does not include anyone who is in or on the conveyance to give or receive any training. “Crew member” includes anyone who has any duty in or on the conveyance.

Changes In Amount Of Benefit

The amount of benefit for this rider may be increased or decreased while this rider and the policy are in force. Any increase must be for at least $15,000.

Any increase requires a written application. Satisfactory evidence of insurability of the Insured is also needed. Any increase will become effective on the Monthly Calculation Date that is on, or next follows, the date the application for the increase is approved. The charges for any increase will be based on the rates we are using on the effective date of that increase.

The amount of benefit may be decreased upon written request. However, it cannot be decreased to less than $15,000. Any decrease will be effective on the Monthly Calculation Date that is on, or next follows, the date the request was signed. If a decrease follows one or more increases, the decrease will be taken from the most recent increase(s).

Proof Of Accidental Death

To pay any benefit under this rider, we require that due proof of the accidental death be given to us at our Principal Administrative Office. This proof must show that the Insured’s death occurred:

•      As a direct result of accidental bodily injury independently of all other causes; and

•      Within 180 days after the injury was received; and

•      While this policy and this rider were in force; and

•      On or after the Insured’s first birthday.

Except for drowning or internal injuries shown by autopsy, the injury causing death must be shown by a visible wound on the exterior of the body. Unless prohibited by law, we have the right to examine the body at any time.

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Exclusions

There are some exclusions to the coverage provided by this rider. No accidental death benefit will be payable if the Insured’s death results directly or indirectly from any of these causes.

Suicide - Suicide, while the Insured is sane or insane.

War - War, declared or undeclared, or any act of war.

Military Service - Service in the military forces of any country at war or in any civilian noncombatant unit serving with those forces. “War” includes undeclared war and any act of war. “Country” includes any international organization or group of countries.

Aviation - Travel in, or descent from or with, any kind of aircraft aboard which the Insured is a pilot or crew member or is giving or receiving any training. “Crew member” includes anyone who has any duty aboard the aircraft.

Natural Causes - Bodily or mental illness, disease, or infirmity of any kind, or medical or surgical treatment for any of these.

Drug - The taking or injection of any drug, hypnotic, or narcotic, accidentally or otherwise.

Felony - Injury received while committing a felony.

Contestability

We can bring legal action to contest the validity of this rider for any material misrepresentation of a fact made in the application for this rider. However, we cannot, in the absence of fraud, contest the validity of this rider after it has been in force during the lifetime of the Insured for two years from its Issue Date. The Issue Date of this rider is shown on the Schedule Page.

We can bring legal action to contest the validity of an increase for any material misrepresentation of a fact made in the application for the increase. However, we cannot, in the absence of fraud, contest the validity of the increase after it has been in effect during the lifetime of the Insured for two years after the effective date of the increase.

Rider Part Of Policy	This rider is made a part of this policy as of the Issue Date of this rider in return for the application for this rider and the payment of the charges for this rider. The Schedule Page shows the charges from the Policy Date to the first Policy Anniversary Date. Charges after that are shown in the Table Of Monthly Charges for this rider. That Table is attached to this rider. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider.

Termination Of This Rider

This rider ends automatically:

•      On the Expiration Date of this rider, as shown on the Schedule Page; or

•      Upon termination of this policy for any reason; or

•      At the end of the 61 day grace period provided by the policy.

Cancellation Of This Rider	This rider may be cancelled by the Owner’s written request. Cancellation will take effect on the Monthly Calculation Date that is on, or next follows, the date we receive the written request at our Principal Administrative Office.

MML BAY STATE LIFE INSURANCE COMPANY

/s/ Ann F. Lomeli
President	Secretary

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